EXHIBIT 14.2

Code of Ethics for Directors

I.         OVERVIEW

This Director Code of Ethics sets forth the guiding principles by which Directors of US Ecology, Inc. (“US Ecology” or the “Company”) operate and conduct themselves on behalf of and relative to the Company. These principles apply to all of the Company’s Directors.

II.        PRINCIPLES

Complying with Laws, Regulations, Policies and Procedures

All Directors of US Ecology are expected to understand, respect and fully comply with all of the laws, regulations, policies and procedures that apply to them in their service as a Director.

Conflicts of Interest

All Directors of US Ecology should be scrupulous in avoiding any action or interest that conflicts or gives the appearance of a conflict with US Ecology’s interests. A “conflict of interest” exists whenever an individual’s private interests, financial or otherwise, interfere or conflict in any way (or even appear to interfere or conflict) with the interests of US Ecology. A conflict situation can arise when a Director takes actions or has interests that may make it difficult to perform his or her work for US Ecology objectively and effectively. Conflicts of interest may also arise when a Director or a member of his or her family receives improper personal benefits as a result of his or her position with US Ecology, whether from a third party or from US Ecology. Conflicts of interest are prohibited as a matter of US Ecology policy. Conflicts of interest may not always be clear-cut, so if a question arises, Directors are expected to consult with the Company’s Chief Executive Officer (“CEO”), who may then consult with the appropriate outside legal counsel. Any Director who becomes aware of an actual conflict or a significant potential for conflict to exist should bring the matter to the attention of the Company’s CEO as soon as practical.

Corporate Opportunity

Directors are prohibited from (a) taking for themselves personally opportunities that properly belong to US Ecology or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company. Directors owe a duty to US Ecology to advance the Company’s legitimate interests when the opportunity to do so arises.

Confidentiality

Directors must maintain the confidentiality of all confidential information entrusted to them by US Ecology, except when disclosure is specifically authorized by the CEO, Chief Financial Officer (“CFO”) or required by laws, regulations or legal proceedings. Confidential information includes all material non-public information that might be of use to customers, competitors, vendors, investors, analysts, bankers, or potential investors of US Ecology or harmful to US Ecology or its customers or employees if disclosed.

Fair Dealing

US Ecology seeks to outperform its competition fairly and honestly. The Company seeks competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing or utilizing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. Each Director is expected to deal fairly with US Ecology’s customers, suppliers, competitors, officers and employees.

Protection and Proper Use of US Ecology Assets

All Directors should protect US Ecology’s assets and ensure their efficient use to the extent that they can. All US Ecology assets should be used for legitimate business purposes.

Public Company Reporting

As a public company, US Ecology’s filings with the Securities and Exchange Commission must be accurate and timely. Depending on their position on the Board or its Committees, a Director may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. The Company expects Directors will take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to US Ecology’s public disclosure requirements.

Records

Records or minutes relating to Director meetings are maintained by the Corporate Secretary or by any Director named Secretary in any meeting in which the Corporate Secretary is not in attendance. All official Director meetings must have minutes to be recognized as having occurred. In the event of litigation or governmental investigation, Directors should consult with the Company’s CEO or CFO regarding additional record retention obligations.

III.      REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

Reporting Illegal or Unethical Behavior

Directors who suspect or know of violations of this Code or any illegal or unethical business conduct by employees, officers or Directors have an obligation to contact the Chairman of the Audit Committee and the Company’s CEO or CFO.

Accounting Complaints

If any Director has unresolved concerns or complaints regarding accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Chairman of the Audit Committee. Subject to its legal duties, the Audit Committee will treat such submissions confidentially.

Non-Retaliation

US Ecology prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code, the Company’s Standards of Business Conduct, or other known or suspected illegal or unethical conduct.

IV.      AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended or modified by the Board of Directors of US Ecology. Waivers of this Code may only be granted on the recommendation of the Audit Committee of the Board of Directors. Waivers will be disclosed to shareholders as required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the NASDAQ Stock Exchange.

Agreed and Acknowledged

Date